       1                                          File Number 70-




SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


Form U-1

APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY
HOLDING COMPANY ACT OF 1935

By

CONSOLIDATED NATURAL GAS COMPANY
CNG Tower
Pittsburgh, Pennsylvania 15222-3199

(a registered holding company and
the parent of the other parties)

THE EAST OHIO GAS COMPANY
1717 East Ninth Street
Cleveland, Ohio  44114


WEST OHIO GAS COMPANY
319 W. Market Street
Lima, Ohio 45802






Names and addresses of agents for service:


S. E. WILLIAMS, Senior Vice President     N. F. CHANDLER, General Attorney
and General Counsel                     Consolidated Natural Gas
Consolidated Natural Gas Company            Service Company, Inc.
CNG Tower                                 CNG Tower
625 Liberty Avenue                        625 Liberty Avenue
Pittsburgh, Pennsylvania  15222-3199      Pittsburgh, Pennsylvania
								     15222-3199






       2                                              File Number 70-



SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


Form U-1

APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY
HOLDING COMPANY ACT OF 1935


Item 1.  Description of Proposed Transaction
         ___________________________________


PARTIES TO THE PROPOSED TRANSACTION

	Consolidated Natural Gas Company ("Consolidated") is a public utility holding company registered as such under the Public Utility Holding Co. Act of 1935 ("Act"). It is engaged solely in the business of owning and holding all of the outstanding securities of sixteen subsidiaries. These subsidiary companies are engaged in the energy business, principally in natural gas exploration, production, purchasing, sales, gathering, transmission, storage, distribution, by-product operation, and other activities related to natural gas.

	The East Ohio Gas Company ("EOG") was incorporated in Ohio in 1898, and is a wholly-owned subsidiary of Consolidated. EOG is the largest local distribution company in the Consolidated System, and serves approximately
1.1 million customers in eastern Ohio, including such communities as Cleveland, Akron, Youngstown, Canton, Warren, Ashtabula and Marietta. During the twelve months ended June 30, 1996, EOG delivered 313.3 billion cubic feet ("Bcf") of gas. As of June 30, 1996, EOG had 2,155 regular employees.

	The West Ohio Gas Company ("WOG") was created in 1924 through the merger of five smaller gas companies. It became a wholly-owned subsidiary of Consolidated in 1969. WOG serves approximately 62,000 customers in 37 communities in west-central Ohio. During the twelve months ended June 30, 1996, WOG delivered 16.5 Bcf of gas. As of June 30, 1996, WOG had 164 regular employees.

	Pertinent data, in millions of dollars, concerning the operations of Consolidated, EOG and WOG is summarized below.

	Consolidated	     EOG	     WOG
	____________	_____________   __________

Net Gas Utility and
  Other Plant
June 30, 1996	$   2,913.7	$    735.5	   $  41.1

Operating Revenues for
the year ended
June 30, 1996	$   3,420.8	$  1,084.0	   $  57.9

Net Income for the year
ended June 30, 1996	$     291.7	$     94.1	   $   3.8



PROPOSED MERGER OF WOG INTO EOG

	Consolidated proposes to reorganize a portion of its system by merging EOG and WOG for the reasons stated herein. To accomplish the merger, EOG and WOG propose to enter into an Agreement and Plan of Merger
("Agreement"), a draft copy of which is Exhibit B-1. Consolidated, as the sole shareholder of both EOG and WOG, will consent to the Agreement (See Exhibits B-2 and B-3). The Agreement will provide for the merger of WOG into EOG, with EOG being the surviving corporation. At time of the merger, each issued and outstanding share of WOG common stock, $10,000 par value each, will be cancelled and extinguished, and each issued and outstanding share of EOG common stock, $50 par value each, will remain as one issued and outstanding share of EOG common stock, $50 par value each.

	At June 30, 1996, EOG had authorized common stock of 4,500,000 shares of $50 par value each, with 4,159,353 of such shares outstanding. At the same date, WOG had authorized common stock of 3,000 shares of $10,000 par value each, with 1,499 of such shares outstanding. Accordingly, after the merger and assuming no other issuance of EOG common stock in the interim, there would remain 4,159,353 shares of EOG common stock, $50 par value each, outstanding.

	Under the terms of the proposed merger, EOG, as the surviving corporation, shall succeed to and possess and enjoy all of the rights, privileges, powers and franchises of both EOG and WOG. EOG shall also become subject to all of the restrictions, disabilities, liabilities and duties of both constituent corporations. Therefore, all promissory notes, and other indebtedness of WOG will become obligations of EOG, and the capital and retained earnings of WOG will be carried forward as capital and retained earnings of EOG. All property and all debts due to either company shall be vested in EOG under the proposed merger, and any and all rights of creditors and all liens upon any property of WOG and EOG will be preserved unimpaired. The WOG properties to which EOG will proceed as owner will be recorded on EOG's books of account at the historical value of such properties as carried on WOG's books.

	Among the conditions precedent to consummation of the transactions contemplated by the Agreement is that the Securities and Exchange
Commission shall have issued the necessary order or orders under the Act approving the transactions contemplated herein which are subject to its jurisdiction.


ADVANTAGES OF THE PROPOSED MERGER

	The merger of WOG with EOG will result in efficiencies and economies that will benefit both customers of WOG and investors in Consolidated. The increasingly complex and competitive natural gas industry militates in favor of the merger. Following the merger, the benefits of EOG's supply procurement staffing and expertise, proprietary storage, and gas control capabilities will be available for the system supply of WOG's customers. WOG's customers will directly benefit from the extensive staffing in place at EOG that is devoted solely to the acquisition and management of system supply volumes. EOG's experience and staffing in such areas as procurement of local production, interstate pipeline transportation and exchange operations, procurement of spot and term supply portfolios, and contract administration can best be applied to WOG's present system supply needs as an integral part of EOG's operations.

	In addition, a merger of the companies will significantly increase the gas supply management flexibility for volumes procured on behalf of WOG's current customers. EOG's gas supply flexibility will afford the ability needed to better balance WOG's customers' usage and available supply on a daily basis.

	The merger of the companies will also produce direct savings. The need to keep two separate sets of financial and corporate records and prepare two separate sets of financial statements and tax returns will be eliminated. This will result in incremental savings due to administrative efficiencies as well as the reduction in annual fees paid to independent auditors.

	The merger also will result in savings by eliminating multiple corporate and regulatory filings. Combining the two companies' gas cost recovery rates will reduce their administrative, auditing, and litigation time and expense. It is expected that the combined rate for WOG's customers will decrease by approximately $.70 per Mcf, for a yearly saving of approximately $100 for a WOG residential customer consuming 140 Mcf per year. This works out to an average rate reduction of 11 percent for the current customers of WOG, with the average annual gas bill dropping from $925 to an average of $821 after the merger.

	Thus the efficiencies that will result from the merger, and the expertise available to WOG's customers after the merger, will bring the full advantages of the increasingly competitive natural gas market to WOG's customers. Further, such efficiencies will also serve to enhance the interests of investors by reducing the gas utility costs of Consolidated, thereby contributing to the profitability of its utility operations.

IMPACT ON WOG AND EOG OPERATIONS

	Under the current plans, WOG will become an operating division ("Division") of EOG based in Lima, Ohio, much like those EOG divisions located in Cleveland, Akron, Canton, Youngstown and Marietta. Since the non-gas supply functions currently performed at WOG are very similar to those performed at EOG divisions, no changes in general functional activities are needed for WOG to make the transition from a stand-alone corporation to an operating division of EOG.

	At this point in time, no major organizational changes are expected to take place as a result of the merger. This is a function of several conditions, of which the more important ones are the following:

	*	The position of Vice President and General Manager of WOG (the chief operating position) currently reports to the President of EOG. There are no plans to change that reporting relationship as a result of the merger. WOG's Vice President and General
Manager position will become the General Manager position of the Division reporting to the President of EOG.

	*	The position of President of WOG would cease to exist after the merger. This position has traditionally been filled by the individual who is also the President of EOG; therefore such change will have no practical effect upon the management of the Division operations after the merger.

     *	Other offices of the senior management team (i.e., Secretary and
Treasurer) will cease to exist. The functions of these positions as they relate to the Division after the merger will be exercised by individuals at EOG in the identical senior management positions.

		For the vast majority of employees at EOG, the merger with WOG will impose no change whatsoever. However, among the non-supply areas likely to feel some impact are those involved in financial and regulatory
reporting.    The Accounting, Treasurer and Rates areas of EOG will extend their respective reporting functions to incorporate information and reporting obligations with respect to the operations of the Division.

	As already mentioned above, the elimination of WOG would result in fewer filings with the Public Utility Commission of Ohio and a reduction of time and expense required to maintain WOG as a separate corporate entity. Further, the merger would reduce the number of operating subsidiaries reporting to Consolidated by one, and would result in simplification of the structure of the Consolidated system in furtherance of one of the aims of the Act.

AUTHORIZATIONS REQUESTED

	The following authorizations are hereby requested:

1. For the merger to become effective as described herein and in the Agreement on or before January 1, 1997.

	2.	For EOG, after the merger, to succeed to any authorizations
heretofore granted by the Commission to WOG under the Act which may still be effective and which therefore should appropriately survive as to EOG after the merger. Included would be any authorizations granted WOG under Consolidated's omnibus system financing order, dated March 28, 1996, HCAR No. 26500, File No. 70-8667.


RULE 53 SATISFIED

	Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG") as defined in Section 32 of the Act, or a foreign utility company ("FUCO") as defined in Section 33 of the Act, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) or (c) are satisfied. Currently Consolidated owns indirectly, through CNG Power Service Corporation, an EWG, a 1% general partnership interest in Lakewood Cogeneration, L.P. ("Lakewood"), also an EWG. Consolidated also owns indirectly a 34% limited partnership in Lakewood. Consolidated does not own any interests in a FUCO. Consolidated believes that Rule 53(a), (b) and (c) are satisfied in its case as follows.

	Fifty percent of Consolidated's retained earnings as of June 30, 1996 was $716,932,000; Consolidated's aggregate investment (as defined in Rule 53(a)(l)(i)) in Lakewood on such date and in both its EWGs as of the date of filing of this Application-Declaration is estimated to be approximately $18,000,000, thereby satisfying Rule 53(a)(l). Consolidated and its subsidiaries maintain books and records to identify the investments in and earnings from its EWGs in which they directly or indirectly hold an interest, thereby satisfying Rule 53(a)(2). In addition, the books and records of each such entity are kept in conformity with United States generally accepted accounting principles ("GAAP"), the financial statements are prepared according to GAAP, and Consolidated undertakes to provide the SEC access to such books and records and financial statements as it may request. Employees of Consolidated's domestic public-utility companies at this time do not render services, directly or indirectly, to the EWGs in the Consolidated System, thereby satisfying Rule 53(a)(3). Copies of the Form U-1 filings have been sent to the state regulators pursuant to Rule 53(2)(4) in connection with Consolidated's only filing for EWG and FUCO
financing, File No. 70-8759.   An order was issued in such proceeding on
May 30, 1996 (Release No. 35-26523). None of the conditions described in Rule 53(b) exist with respect to Consolidated, thereby satisfying Rule
53(b) and making Rule 53(c) inapplicable.



Item 2.  Fees, Commissions and Expenses
         ______________________________


	There are set forth below the estimated fees and expenses expected to be incurred by Consolidated, EOG and WOG in connection with the proposed transaction. It is noted that the $2,000 fee for fling Forms U-1 was eliminated by the Commission effective October 7, 1996. See HCAR No.
26575, dated September 17, 1996.


                                   Consolidated      EOG          WOG
                                   ____________  ____________  ________

Service of Consolidated Natural
Gas Service Company, Inc.  . . . .   $ 5,000       $ 2,000     $ 2,000

Miscellaneous, including filing,
and recording fees, postage,
travel, telephone and other
incidental expenses  . . . . . . .     1,000        12,000       6,000
_______       _______     _______

Total  . . . . . . . . . .   $ 6,000       $14,000     $ 8,000
=======      ========     =======

	The charges of Service Company in connection with the preparation of this Application-Declaration on Form U-1 and other related documents and papers required to consummate the proposed transactions are included in the above amounts.




Item 3.  Applicable Statutory Provisions
         _______________________________

Sections 9, 10(a) and 12(f) and Rules 43, 44 and 45 are believed to be applicable to the acquisition by EOG of the properties and assets of WOG to be merged into EOG.

Section 12 and Rules 42 and 45 are believed to be applicable to the cancellation and extinguishing of the common stock of WOG.

Sections 6, 7 and 12(f) and Rule 43 might be deemed applicable to the assumption of the obligations of WOG by EOG pursuant to the merger.

To the extent that the proposed transactions are considered by the Commission to require authorization, approval or exemption under any section of the Act or provision of the rules or regulations other than those specifically referred to herein, request for such authorization, approval or exemption is hereby made.

Item 4.  Regulatory Approval
         ___________________

No state commission or Federal commission (other than the Securities and Exchange Commission) has jurisdiction over the proposed transaction. Notwithstanding such lack of jurisdiction, EOG and WOG have requested the Public Utility Commission of Ohio to, in the alternative, disclaim jurisdiction over the transaction or approve the transaction.


Item 5.  Procedure
        _________

	It is hereby requested that the Commission issue its order with respect to the transactions proposed herein on or before January 1, 1997.

	It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed with respect to the proposed transaction. The Office of Public Utility Regulation may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits and Financial Statements
         _________________________________

	The following exhibits and financial statements are made a part of this statement:

(a)  Exhibits

A-1 Copy of Certificate of Incorporation, as amended, of EOG.
			(Incorporated by reference to Exhibit A-1 to Form U-1
			 at File No. 70-8387)

A-2  By-laws, as last amended March 12, 1991, of EOG.
     (Incorporated by reference to Exhibit A-2 to Form U-1
      at File No. 70-8387)

A-3 Copy of Certificate of Incorporation, as amended, of WOG.

A-4  By-laws, as last amended March 15, 1990, of WOG.

B-1  Draft of Agreement and Plan of Merger between EOG and WOG.

B-2 Draft of Consent of Consolidated, as sole stockholder of EOG, to the Agreement and Plan of Merger.

B-3 Draft of Consent of Consolidated, as sole stockholder of WOG, to the Agreement and Plan of Merger.

F-1  Opinion of Counsel for Consolidated.
(To be filed by amendment)

F-2  Opinion of Counsel of EOG and WOG.
(To be filed by amendment)

O    Proposed Notice pursuant to Rule 22(f).


(b)  Financial Statements


(Index included in financial statements annexed hereto.)

Item 7.  Information as to Environmental Effects
         _______________________________________


	As more fully described in Item 1, the proposed transactions subject to the jurisdiction of this Commission relate only to the purchase and sale of securities and involve no major federal action significantly affecting the human environment.



SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their respective behalf by the undersigned thereunto duly authorized.


	CONSOLIDATED NATURAL GAS COMPANY



	By  David M. Westfall
	    Senior Vice President and
	    Chief Financial Officer



	THE EAST OHIO GAS COMPANY
	WEST OHIO GAS COMPANY



	By   N. F. Chandler
	     Their Attorney

Date:  October 7, 1996

ITEM 6(b) - FINANCIAL STATEMENTS

As set forth in Item 1 herein, Consolidated Natural Gas Company ("Consolidated") proposes to reorganize a portion of its system by merging West Ohio Gas Company ("WOG"), a subsidiary, into The East Ohio Gas Company ("EOG"), also a subsidiary; the latter being the surviving corporation. It is also proposed in Item 1 that, at the time of the merger, each issued and outstanding share of WOG common stock will be cancelled and extinguished, and there will be no change in the number of issued and outstanding shares of EOG. Accordingly, at the time of the merger, the amount of WOG's capital stock will become "Capital in excess of par value" of EOG, and the book value of WOG's net assets will be melded into those of EOG. Consolidated will continue to be the sole shareholder of EOG after the merger.

The effects of the proposed merger described in this Application-Declaration are set forth in the following pro forma financial statements.


INDEX


 Page


The East Ohio Gas Company and West Ohio Gas Company:
Balance Sheets at June 30, 1996                                   1-2

Income Statements for the Twelve Months Ended June 30, 1996        3

Statement of Pro Forma Adjusting Entries                           4

ITEM 6(b), PAGE 1
BALANCE SHEETS
EOG AND WOG

THE EAST OHIO GAS COMPANY
AND
WEST OHIO GAS COMPANY

BALANCE SHEETS AT JUNE 30, 1996 (UNAUDITED)
 (In thousands of dollars)


ASSETS



	         Per Books      	 Pro Forma	    Pro
	__________________________	  Entries	   Forma
	   EOG    	  WOG	 (Page 4)	    EOG
	__________	________	__________	__________
PROPERTY, PLANT AND EQUIPMENT
Gas utility and other plant	$1,269,298	$ 68,661		$1,337,959
Accumulated depreciation and amortization	  (533,815)	 (27,546)		  (561,361)
	__________	________	   _______	__________
Net gas utility and other plant	   735,483	  41,115	        -	   776,598
	__________	________	   _______	__________

CURRENT ASSETS
Cash	     6,957	     782		     7,739
Accounts receivable
Customers	   160,806	  11,997		   172,803
Unbilled revenues and other	    11,690	     343		    12,033
Allowance for doubtful accounts	    (9,724)	      (1)		    (9,725)
Receivables from affiliated companies -
consolidated	        87	      -	(2)$   (71)	        16
Inventories, at cost
Gas stored - current portion	    19,326	   4,914		    24,240
Materials and supplies
(average cost method)	    14,091	     868		    14,959
Unrecovered gas costs	    47,413	   6,324		    53,737
Prepayments and other current assets	    48,931	   3,620		    52,551
	__________	________	   _______	__________
Total current assets	   299,577	  28,847	       (71)	   328,353
	__________	________	   _______	__________

DEFERRED CHARGES	   168,732	  10,504	        -	   179,236
	__________	________	   _______	__________
Total assets	$1,203,792	$ 80,466	   $   (71)	$1,284,187
	==========	========	   =======	==========


( ) denotes negative amount.


ITEM 6(b), PAGE 2
BALANCE SHEETS
EOG AND WOG

THE EAST OHIO GAS COMPANY
AND
WEST OHIO GAS COMPANY

BALANCE SHEETS AT JUNE 30, 1996 (UNAUDITED)
 (In thousands of dollars)


STOCKHOLDER'S EQUITY AND LIABILITIES



	         Per Books      	Pro Forma	      Pro
	__________________________	 Entries	     Forma
	    EOG   	  WOG   	 (Page 4)	      EOG
	__________	________	__________	 ____________
CAPITALIZATION
Common stockholder's equity
Capital stock
At 6/30/96        Pro
__________________     Forma
EOG       WOG        EOG
_________  _______  _________

Par value per share                  $50  $10,000        $50
Authorized shares              4,500,000    3,000  4,500,000
Issued shares                  4,159,353    1,499  4,159,353	$  207,968	$ 14,990	(1)$(14,990)	   $  207,968
Capital in excess of par value	     4,550	     435	(1)  14,990	       19,975
Retained earnings	   225,120	  10,454		      235,574
	__________	________	   ________	   __________
Total common stockholder's equity	   437,638	  25,879	        -	      463,517
Long-term notes payable to Parent Company -
consolidated	   209,211	  12,460		      221,671
	__________	________	   ________	   __________
Total capitalization	   646,849	  38,339	        - 	      685,188
	__________	________	   ________	   __________

CURRENT LIABILITIES
Accounts payable	    78,187	   4,366		       82,553
Estimated rate refunds	    14,663	     728		       15,391
Payables to affiliated companies - consolidated	   139,682	  20,920	(2)     (71)	      160,531
Taxes accrued	    38,685	     773		       39,458
Deferred income taxes-current (net)	    13,840	   1,692		       15,532
Other current liabilities	    19,217	     537		       19,754
	__________	________	   ________	   __________
Total current liabilities	   304,274	  29,016	        (71)	      333,219
	__________	________	   ________	   __________

DEFERRED CREDITS
Deferred income taxes	   135,777	   5,934		      141,711
Accumulated deferred investment tax credits	    13,821	     584		       14,405
Deferred credits and other liabilities	   103,071	   6,593		      109,664
	__________	________	   ________	   __________
Total deferred credits	   252,669	  13,111	        -	      265,780
	__________	________	   ________	   __________
COMMITMENTS AND CONTINGENCIES
	__________	________	   ________	   __________
Total stockholder's equity and
liabilities	$1,203,792	$ 80,466	   $    (71)	   $1,284,187
	==========	========	   ========	   ==========

( ) denotes negative amount.



ITEM 6(b), PAGE 3
INCOME STATEMENTS
EOG AND WOG

THE EAST OHIO GAS COMPANY
AND
WEST OHIO GAS COMPANY

INCOME STATEMENTS FOR THE TWELVE MONTHS
        ENDED JUNE 30,1996 (UNAUDITED)
(In thousands of dollars)



	          Per Books        	 Pro Forma	    Pro
	_______________________________	  Entries	   Forma
	   EOG    	  WOG  	  (Page 4)	    EOG
	__________	_______	___________	__________
OPERATING REVENUES
Regulated gas sales
Residential and commercial	$  981,306	$50,945		$1,032,251
Industrial	    22,836	    406		    23,242
	__________	_______	   _______	__________
Total gas sales	 1,004,142	 51,351	        -	 1,055,493
Gas transportation and storage	    72,994	  6,396	          	    79,390
Other	     6,814	    186		     7,000
	__________	_______	   _______	__________
Total operating revenues	 1,083,950	 57,933	      	 1,141,883
	__________	_______	   _______	__________

OPERATING EXPENSES
Purchased gas	   592,416	 33,671	          	   626,087
Operation expense	   177,936	  9,372		   187,308
Maintenance	    23,932	  1,225		    25,157
Depreciation and amortization	    31,489	  1,972		    33,461
Taxes, other than income taxes	    94,618	  4,704		    99,322
	__________	_______	   _______	__________
Subtotal	   920,391	 50,944	          	   971,335
	__________	_______	   _______	__________
Operating income before
income taxes	   163,559	  6,989	        -	   170,548
Income taxes	    51,278	  1,971		    53,249
	__________	_______	   _______	__________
Operating income	   112,281	  5,018	        -	   117,299
	__________	_______	   _______	__________

OTHER INCOME (DEDUCTIONS)
Interest revenues	     2,604	      2		     2,606
Other-net	      (151)	    (11)		      (162)
	__________	_______	   _______	__________
Total other income (deductions)	     2,453	     (9)	        -	     2,444
	__________	_______	   _______	__________
Income before interest charges	   114,734	  5,009	        -	   119,743
	__________	_______	   _______	__________

INTEREST CHARGES
Interest on long-term debt	    14,667	    996		    15,663
Other interest expense	     6,209	    212		     6,421
Allowance for funds used during
construction	      (208)	     - 		      (208)
	__________	_______	   _______	__________
Total interest charges	    20,668	  1,208	        -	    21,876
	__________	_______	   _______	__________
NET INCOME	$   94,066	$ 3,801	        -	$   97,867
	==========	=======	   =======	==========


( ) denotes negative amount.


											ITEM 6(b), PAGE4
											STATEMENT OF
											PRO FORMA ADJUSTING
											ENTRIES

STATEMENT OF PRO FORMA ADJUSTING ENTRIES

THE EAST OHIO GAS COMPANY
AND
WEST OHIO GAS COMPANY


BALANCE SHEET

	(1)	To recognize the cancellation of WOG's capital stock and to reflect the aggregate par value thereof as "Capital in excess of par value"
for EOG.

	Debit  	Credit
	___________	___________

	Capital stock	$14,990,000
		Capital in excess of par value		$14,990,000


	(2)	To eliminate amounts due EOG from WOG.

	Debit  	Credit
	___________	___________

	Payables to affiliated companies -
	  consolidated	$    71,000
		  Receivables from affiliated
		    companies - consolidated		$    71,000


INCOME STATEMENT

	No intercompany transactions to eliminate.